May 11, 2009

By Facsimile and By EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 S St. NE

Washington, DC

USA

20549

Dear Mr. Spirgel:

Re:

Plaintree Systems Inc.

Form 20-F for Fiscal Year Ended March 31, 2008

File No. 000-25872

__________________________________________________________________________________

This letter is in response to your letter dated April 17, 2009 in which you requested additional clarification following the review of the information provided to you in our letters dated March 26, 2009 and April 3, 2009 related to certain financial statement disclosure as set out in the above referenced Form 20-F filed by Plaintree Systems Inc. (“Company”).

For convenience, the text of the questions raised in your April 17, 2009 letter have been set out below with the Company’s response provided below the same.

Notes to the Consolidated Financial Statements

Note 3 - Investment in Partnership and Bank loan, page 7

1.

Refer to your response to comment 1. We note your statement that you have reexamined EITF 02-14 and FIN 35 and have concluded that your partnership investment should have been accounted for at cost. Since your investment is in a partnership or a non-corporate entity, you are not under the scope of EITF 02-14. We believe that a noncontrolling investor in a general partnership should account for its investment using the equity method in accordance with paragraph 6 of SOP 78-9. Addressing the guidance in SOP 78-9, and by analogy to EITF D-46, tell us why you continue to believe that you should restate your financial statements to account for your investment in Buhler partnership at cost. Also tell us whether your auditors concur with your conclusion and the proposed restatement.

Response:

The Company has concluded that under Canadian GAAP it should have applied the cost method of accounting for its investment in the Buhler partnership due to the Company’s lack of significant influence over the operating and financial policies of the partnership.  As a result, the Company will be restating its Canadian GAAP financial statements to account for its investment in the partnership on a cost basis. Deloitte and Touche (“Deloitte”), our independent auditors, agree with this conclusion.

For US GAAP purposes, we have determined that the Company’s historical accounting using the equity method may not be considered to be in error, because SOP 78-9.08 and EITF Topic D-46 require the application of the equity method of accounting to an investment in a partnership unless the investor has “virtually no influence” over the partnership’s operating and financial policies. Based on certain voting rights (primarily protective in nature), the Company has concluded that it had the right to vote on matters such that it had more than “virtually no influence” over the operating and financial policies of the partnership.

However, as the Company previously advised in its response letter dated April 1, 2009, from inception of the investment until its disposition, the Company exercised no influence whatsoever over the operations and management of the business of the partnership.  The Company operated as a silent partner.  The partnership agreement specifically stated that John Buhler Inc. would manage the business of the partnership as the managing partner.  The Company’s role was simply to contribute loan capital obtained from the partnership’s banker in return for a specified return (which was capped, but not guaranteed) on certain income tax credits.  The repayment of the loan was secured by the partnership interest of the Company itself.  The Company, in practice, exerted absolutely no influence over the management and business of the partnership during the term of the investment.  As a result, it is the Company’s conclusion that considering the need for a restatement under Canadian GAAP, and the need for a restatement under US GAAP on separate accounting issues outlined in our response dated April 1, 2009, and the following additional factors, it would be appropriate to apply the cost method of accounting for US GAAP purposes as part of the restatement required under Canadian GAAP:

1.

The Company exerted no influence over the partnership during the term of the Company’s investment.

2.

The Company no longer holds an investment in the partnership.

3.

The different bases of accounting under US GAAP and Canadian GAAP would not be transparent and understandable to the financial statement users.

Deloitte understands the Company’s position. While Deloitte has expressed no view on whether consistent accounting for the Company’s investment under US GAAP and Canadian GAAP purposes would be most appropriate, it has advised the Company that a restatement of our method of accounting for our investment in Buhler for US GAAP purposes would be appropriate under FASB Statement No. 154, Accounting Changes and Error Corrections, only if a conclusion is reached that the historical method of accounting (that is the equity method) for our investment was erroneous. Based on Deloitte’s interpretation of SOP 78-9 and EITF Topic D-46 (i.e., that the determination of whether the cost method of accounting should be applied to an investment in a partnership is based on a consideration of whether the investor has “virtually no influence” as opposed to “significant influence”), they do not believe that the historical accounting under US GAAP is in error if the Company had the right to exercise more than “virtually no influence” in the operating and financial decisions of the partnership. Additionally, Deloitte believes that even if the application of cost method accounting was deemed to be acceptable alternative accounting method in the circumstances at the date of the investment, a change among acceptable alternatives (that is from the equity method to the cost method) would be considered a change in accounting principle and not the correction of an error. Paragraph 13 of FAS 154 would proscribe a change in accounting principle under US GAAP for a method of accounting that was previously adopted for a type of transaction or event that is being terminated or that was a single, nonrecurring event.

Further, we note that when the Company was a partner in the Buhler partnership, it was unable to obtain audited financial statements of the Buhler partnership as none were ever prepared, or legally required under Canadian law to be prepared, and Plaintree had no legal ability to require such statements be prepared nor was Plaintree provided with access to the information necessary to produce such audited statements. As Plaintree’s investment in the partnership ceased in early fiscal 2008, it now has absolutely no ability to obtain audited financial statements, or have access to the documentation to have audits performed.  Furthermore, we note that the Buhler partnership relates to the Company’s past operations, and has no impact on its future operations and therefore would have minimal impact on its financial statement users.

If, however, the Commission determines that it would be inappropriate to include in the restatement a change in the historical US GAAP accounting (i.e., equity method accounting must continue in the restated financial statements), the Company would like to further discuss the implications surrounding the need to file audited financial statements of the partnership under Regulation SX, Rule 3-09.

We appreciate the Staff’s consideration of the accounting analysis we have set forth above.  If the Staff has further inquiries related to this matter, we would appreciate an opportunity to arrange a telephonic meeting to discuss further.

7.  Due to Related Parties - Convertible Debentures, page 8

1.

With regard to your response to comment 2, provided in your letter dated April 3, 2009, please tell us how you considered the guidance in paragraph 4 of EITF 0019 in determining that the conversion feature on the convertible debentures issued by the company in December 2003 was required to be bifurcated from the debt host and marked to market. Particularly explain your analysis of whether the host contract was a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash, at the discretion of the issuer.

Response to Questions 2:

In determining the appropriate accounting for the convertible debentures, we specifically considered the guidance contained in EITF Issue No. 05-2, “The Meaning of "Conventional Convertible Debt Instrument" in Issue No. 00-19”. As a result of our analysis under EITF 00-19, we concluded (i) that the agreements governing the issuance of our convertible debentures included two non-standard anti-dilution clauses which precluded the consideration of the convertible debt as being “conventional” in accordance with the EITF’s consensus; and that the conversion features contained within our debentures were ineligible for the scope exception contained in paragraph 11(a) of SFAS No. 133; and (iii) that they were required to be separately recognized on the balance sheet and subsequently re-measured to fair value as the features otherwise met the definition of embedded derivatives under paragraph 12 of SFAS No. 133,.

Consequently, we then considered the guidance contained in paragraph 4 of EITF Issue No. 00-19, and completed an analysis of paragraphs 12-32 of that same issue to determine whether the convertible debentures could be classified within shareholders equity if the conversion features were freestanding derivatives.  Resulting from that analysis, we determined that the convertible debentures would not be classified within shareholders equity as a result of a requirement of the convertible debenture agreements for the Company to settle in TSX (Toronto Stock Exchange) listed shares upon conversion; consequently, the convertible debentures were determined by the Company as not satisfying the requirements set forth in paragraphs 14 through 19 of paragraph 4 of EITF Issue No. 00-19 for an agreement to “permit the company to settle in unregistered shares”.

2.

Further, your response to comment 2 only addresses your December 2003 issuance and not the issuances in February, April and June of 2005. The issuances in February and June, in particular, appear to have been in the money. Please clarify whether a beneficial conversion feature was recognized for any of these issuances or if the conversion feature on these issuances was bifurcated and marked to market. Also tell us how this is reflected in your reconciliation to US GAAP.

Response to Question 3:

Our previous response to comment 2 was intended to address all of the convertible debenture issuances. None of the issuances were issued in the money, the conversion price and market price were reviewed at each issuance. The December 2003 and February 2005 convertible debentures were treated in the same manner as described above, and the error communicated in our previous response captured the mark to market adjustments for both embedded derivatives.

The conversion features included within the convertible debenture issuances in April and June 2005, however, were not considered to meet the definition of embedded derivatives under FAS 133 due to the Company’s de-listing of its common shares from the TSX on April 1, 2005.  At that point, the conversion features, which were otherwise required to be physically settled, were no longer considered to be convertible into shares that were readily convertible to cash. Therefore the April and June 2005 convertible debenture issuances were not bifurcated under US GAAP, and a US GAAP reconciliation item was added to the fiscal 2006 and subsequent financial statements.

Notes to Unaudited Consolidated Pro Forma Financial Statements

3.

We note your response to comment 4. It appears that although there may have been a controlling financial interest in Plaintree, there was not a controlling voting interest since David and Nora Watson only had 48.1% voting interest in Plaintree. Therefore we believe that the entities were not under common control, as defined by EITF 02-5. Please revise your US GAAP reconciliation to account for the transaction under the purchase method as. appropriate.

Response to Question 4:

We have further considered our rationale for the accounting of this transaction, in consultation with our independent auditors.  We continue to believe that the entities subject to this transaction were under common control prior to the amalgamation, based upon an application of the consolidation literature under US GAAP.  Subsequent to the issuance of EITF 02-5, the guidance in FIN 46R now provides for consolidation in certain circumstances where a majority voting interest is not present.  We acknowledge that a majority voting interest in Plaintree did not exist at the time of the transaction and does not now exist.  However, as Plaintree is a VIE, and Targa is the primary beneficiary, we believe that Targa can be considered to control Plaintree under US GAAP.

Stated otherwise, we believe that US GAAP provides for several different means to determine whether control is present (voting interests for non-variable interest entities, versus economic interests for variable interest entities).  However, once control is determined pursuant to the application of the consolidation literature, we believe that determination is to be applied consistently throughout the accounting literature, irrespective of which consolidation model was applied in initally determining the presence of control.  As such, entities that are consolidated by the same parent are, by definition, considered to be under common control.

This analysis also appears to be consistent with the discussion of control in Statement 141(R).  Paragraph 3(g) of FAS 141(R) provides the following guidance on control - “Control has the meaning of controlling financial interest”.  Under Statement 141(R), control is considerd to be obtained upon initial consolidation of a variable interest entity.

We applied the above accounting conclusion to the specific facts and circumstances of our transaction.  The Watson family had the power to direct or cause the direction of the management and policies of each enterprrise, whether through the ownership of voting shares, by contract, or otherwise.  Specifically, the Watsons possessed control through the following means:

•

4439112 Canada Inc. (“Numberco”) - The Watsons had control determined pursuant to ARB 51

•

Hypernetics Limited (“Hyper”) - The Watsons had control determined pursuant to ARB 51

•

Plaintree Systems, Inc (“Plaintree”) - The Watsons, as the largest shareholder in Plaintree, had control determined pursuant to FIN 46(R)

As a result of the discussion above and in our previous response on this issue, we continue to believe that Plaintree, Numberco and Hyper were under common control and as such there is no requirement to account for the transaction for the purposes of US GAAP under the purchase method.

We appreciate the Staff’s consideration of the accounting analysis we have set forth above.  If the Staff has further inquiries related to this matter, we would appreciate an opportunity to arrange a telephonic meeting to discuss this issue further.

***********

The Company also acknowledges the following:

(i)

the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the SEC;

(ii)

SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filings; and

(iii)

the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned if you have additional questions or require further clarification.

Yours truly,

Plaintree Systems Inc.

per:

“Lynn Saunders”

Lynn Saunders

Chief Financial Officer

GJ/skz

Plaintree Systems Inc

90 Decosta Place • Suite 100 •  Arnprior • Ontario • Canada • K7S 0B5 • Tel: 613 623 3434 • Fax: 613 623 4647

www.plaintree.com • sales@plaintree.com

 Divisions of Plaintree Systems Inc − Hypernetics • Triodetic • Plaintree